Filed by M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson City Bancorp, Inc.

(Commission File No. 0-26001)

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

On August 27, 2012, M&T Bank Corporation, a New York corporation (“M&T”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hudson City Bancorp, Inc., a Delaware corporation (“Hudson City”) and Wilmington Trust Corporation, a Delaware corporation and a wholly owned subsidiary of M&T (“WTC”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Hudson City will merge with and into WTC, with WTC continuing as the surviving entity (the “Merger”). In addition to factors previously disclosed in M&T’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by M&T and Hudson City shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information.

In connection with the Merger, M&T will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

M&T and Hudson City and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&T and Hudson City in connection with the Merger. Information about the directors and executive officers of M&T and their ownership of M&T common stock is set forth in the proxy statement for M&T’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Barclays Global Financial Services Conference September 10, 2012

This presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995
giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or
“potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.
Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
On August 27, 2012, M&T Bank Corporation, a New York corporation (“M&T”), entered into an Agreement and Plan of Merger (the
“Merger Agreement”) with Hudson City Bancorp, Inc., a Delaware corporation (“Hudson City”) and Wilmington Trust Corporation, a
Delaware corporation and a wholly owned subsidiary of M&T (“WTC”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Hudson City will merge with and into WTC, with WTC continuing as the surviving entity (the
“Merger”). In addition to factors previously disclosed in M&T’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by M&T and
Hudson City shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the
M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets;
inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices;
customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Disclaimer

3 Financial Update Opportunity in Metropolitan NYC with Hudson City Bancorp The M&T Bank Story Today’s Agenda

4 Financial Update

Strong 2Q12 Earnings Results
Net Operating Income and Net Operating EPS are non-GAAP financial measures (Excludes merger-related gains and expenses and amortization expense associated with intangible assets ). Refer to the Appendix for a reconciliation between these measures and GAAP
GAAP Earnings
2006 2007 2008 2009 2010 2011 1Q12 2Q12
Net Income ($MM) 839 654 556 380 736 859 206 233
EPS ($ per share) 7.37 5.95 5.01 2.89 5.69 6.35 1.50 1.71
Net Operating Earnings
Net Operating Income ($MM) 881 704 599 455 755 884 218 247
Net Operating EPS ($ per share) 7.73 6.40 5.39 3.54 5.84 6.55 1.59 1.82

2Q12 Earnings Results (continued)
Continued strong linked-quarter loan / core deposit growth
EOP loans up 13% annualized
EOP core deposits up 14% annualized
Continued benefit from HSBC branch divestitures in Upstate NY
– C&I loans up 18% annualized
– Average core deposits up 15% annualized
Credit trends continue improvement, NPLs down to 1.54% of loans
Net interest margin expanded by 5bp to 3.74%
Wilmington Trust cost synergies driving improved efficiency

Superior
pre-credit
earnings
Strong
credit
through
crisis
Focused
on returns
Consistent
capital
generation
(1) The Efficiency Ratio and Pre-tax, Pre-provision Earnings are non-GAAP financial measures.  A reconciliation of GAAP to non-GAAP financial measures is available in the appendix.  The Efficiency Ratio reflects non-interest expense (excluding amortization expense associated with intangible assets and merger-related expenses) as a percentage of fully taxable equivalent net interest income and non-interest revenues
(excluding gains or losses from securities transactions and merger-related gains).
(2) Excludes merger-related gains and expenses and amortization expense associated with intangible assets.
Key Ratios
2006 2007 2008 2009 2010 2011 1Q12 2Q12
Net Interest Margin 3.70%
3.60% 3.38% 3.49% 3.84% 3.73% 3.69% 3.74%
Efficiency Ratio - Tangible
(1)
51.51% 52.77% 54.35% 56.50% 53.71% 60.43% 61.09% 56.86%
Pre-tax, Pre-provision Earnings ($MM)
(1)
1,312
1,156 1,152 1,123 1,461 1,495 357 412
Allowance to Loans (As At) 1.51%
1.58% 1.61% 1.69% 1.74% 1.51% 1.49% 1.46%
Net Charge-Offs to Loans
0.16% 0.26% 0.78% 1.01% 0.67% 0.47% 0.32% 0.34%
Net Operating Return on
Tangible Assets
(2)
1.67% 1.27% 0.97% 0.71% 1.17% 1.26%
1.18% 1.30%
Tangible Common Equity
(2)
29.55% 22.58% 19.63% 13.42% 18.95% 17.96% 16.79% 18.54%
Common Equity to Assets - Tangible
5.84% 5.01% 4.59% 5.13% 6.19% 6.40% 6.51% 6.65%
Tier 1 Common Capital Ratio 6.42%
5.62% 6.08% 5.66% 6.51% 6.86% 7.04% 7.15%
Tier 1 Capital Ratio
7.74%
6.84% 8.83% 8.59% 9.47% 9.68% 9.85% 9.92%
Total Capital Ratio
11.78% 11.18% 12.83% 12.30% 13.08% 13.26% 13.43% 13.29%
Leverage Ratio 7.20%
6.59% 8.35% 8.43% 9.33% 9.28% 9.53% 9.49%
TBV per Share
28.57
27.98 25.94 28.27 33.26 37.79 38.89 40.52

Total
Commercial, finance, leasing, etc. 1,217 $
Commercial real estate 3,222
Residential real estate 814
Consumer 1,835
Total 7,088 $
Carrying Amount of Purchased Loan Portfolio as of June 30, 2012
Accretable Difference Rollforward
1
Disclosures on Acquired Loans in 10-K & 10-Q
($ millions)
2011 1Q12 2Q12
Balance at beginning of period 457 $    839 $    770 $
Additions 688 -        -
Interest income (295) (81) (90)
Reclassified from (to) nonaccretable balance, net 11 0 140
Other (22) 12 (31)
Balance at end of period 839 $    770 $    789 $
($ millions)
(1)   As disclosed in M&T Bank’s 2011 SEC Form 10-K (page 117), 1Q12 SEC Form 10-Q (page 14), and 2Q12 SEC Form 10-Q (page 15)

51.53%
61.09%
56.86%
57.78%
65.02%
65.15%
45%
50%
55%
60%
65%
70%
'01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 1Q12 2Q12
MTB Peer Median
Efficiency Ratio
The Efficiency Ratio is a non-GAAP financial measure. M&T’s Efficiency Ratio reflects non-interest expense (excluding amortization expense associated with intangible assets and merger-related expenses) as a percentage of fully taxable equivalent net interest income and non-interest revenues (excluding gains from securities transactions and merger-related gains).  Refer to the Appendix for a reconciliation of the Efficiency Ratio with GAAP.
All Peer bank data as noted by SNL Financial; non-recurring income/expenses excluded from efficiency ratio as noted by SNL.
Wilmington Trust cost synergies help to mitigate
increased environment costs

Sold to third-party investors in two series:
• Series A - $230mm – remainder of $600mm issued by M&T in Dec 2008
• Series C - $151.5mm – issued by Provident Bankshares in Nov 2008
Modified certain terms of the two series
1
:
• Modify dividend at step-up to 6 3/8%, Fixed for Life (previously 9%)
• Conform step-up date of the two series to November 2013
• NC 5 years from step-up
No change to M&T’s capital ratios; continues to qualify as Tier 1 capital
Public Offering of M&T’s TARP Preferred Stock by US Treasury
(1)   Step-up modification change subject to approval at next Meeting of Shareholders

11 Opportunity in Metropolitan NYC with Hudson City Bancorp

Hudson City Merger: Accretive to Earnings & Capital
1. Preliminary estimate based on Federal Reserve Basel III and Standardized Approach NPRs dated June 7, 2012.
Accretive to
Capital
Tier 1 Common ratio 8.25% - 8.50% pro forma at closing
Immediate 30 - 40 bps benefit to Tier 1 common ratio
Comparable benefit under recent Basel III proposals
(1)
Improves tangible capital generation
Financially
Attractive
IRR of 18%+
Accretive to earnings in 2013; high single-digit EPS accretion by 2014
Attractive
Returns
10% accretive to tangible book value per share
Improves return on tangible equity
Enhanced
Risk Profile
Hudson City’s wholesale borrowings and securities restructured post-closing
– Mitigates interest rate risk; immediately enhances earnings
Combines two institutions with superior credit performance
Extends M&T’s
Community
Banking
Franchise
Hudson City’s retail network + M&T’s full commercial banking product suite
Expanded presence throughout attractive metro New York / New Jersey region
Increased access to broad base of middle-market / small businesses

M&T’s Commercial Portfolio and Infrastructure in HCBK’s Markets
Hudson City Markets
($ in billions)
NYC Market Philadelphia NJ Tarrytown Long Island Total
Loans $7.6 $2.4 $0.4 $1.9 $0.4 $12.7
Deposits $2.1 $1.0 $0.1 $0.9 $0.8 $4.9
Cmcl. Rel. Mgrs / Lenders 39 30 14 17 9 109
M&T’s regional teams have successfully expanded its lending portfolio within these regions despite a limited branch network
Established commercial lending presence would be augmented by expanded branch network
($ in billions)
M&T’s Commercial Loans in Hudson City’s Footprint
Opportunity to
make these regions
self-funded
M&T’s Current Total Loans & Deposits in Selected Regions
$1.4
$1.7
$1.9
$2.1
$2.3
$2.5
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
2007 2008 2009 2010 2011 Jun-12

Summary of Key Terms
Consideration: Consideration per Share:                   Value fixed at 0.08403 M&T shares
Consideration Mix: 60% stock, 40% cash
Total Value at Announcement
(1)
: $7.22 per share, or $3.7 billion
0.8x tangible book value
Due Diligence: Comprehensive review, including loans, securities, and borrowings
Synergies and Expenses: 24% operating cost savings – driven by redundant outsourced operations
No near-term revenue synergies assumed, but anticipated
$223 million in merger-related charges; $120 million through income statement (pre-tax)
Expected Closing: Second quarter of 2013
Required Approvals: Approval of Hudson City and M&T shareholders
Customary Regulatory approvals
Board Representation: Ronald E. Hermance, Jr., Chairman and CEO of Hudson City to join M&T’s Board of
Directors
1. Based on M&T’s closing price of $85.87 on 8/24/2012

Disposition of Investment
Securities & Expected Pre-closing
run off of Mortgage Portfolio
Restructuring Deleverages Balance Sheet and Improves Liquidity
Total = $44 B
Total = $28 B
Hudson City Assets
Hudson City Liabilities & Equity
Total = $44 B
Total = $28 B
Repayment of
Borrowings
Unwind high cost FHLB and repo borrowings – Q2’12 borrowing cost 4.20%
Including fair value adjustments ($2.5 billion), M&T would retire $15.4 billion of Hudson City’s long-term debt
Prepayment to be funded by liquidating Hudson City’s investment securities portfolio (Q2’12 yield = 2.66%), cash equivalents and FHLB stock
Balance sheet reduction results in a de-risked balance sheet comprised of residential mortgages funded with core deposits
28.3
25.9
2.0
1.7
13.3
$-
$10
$20
$30
$40
$50
6/30/2012 Post -Restructure
At Close
Investment securities Other assets Loans
4.7
2.2
24.6
23.6
0.9
1.8
13.4
$-
$10
$20
$30
$40
$50
6/30/2012 Post -Restructure
At Close
FHLB/Repo Borrowings Other liabilities Deposits Common equity

Loan Credit Marks
Extensive due diligence by M&T, including detailed on-site loan-level file reviews
Favorable underwriting characteristics
– Original LTV: 68%
– Average current FICO: 730
~80% of loans in Hudson City’s core Tri-State footprint (NJ, NY, CT)
– <0.25% of portfolio in “sunshine” states
Small commercial portfolio of 109 loans; Only 12 loans > $1 million with the largest loan balance of $6 million
Portfolio Review
1. Includes AZ, CA, FL, GA, NV
Favorable residential mortgage portfolio characteristics
mitigate credit risk exposure
Granular loan portfolio : 69,937 loans, Only 9 loans > $3 million and 161 loans > $2 million
Estimated credit mark of $433
million
– ~1.5% of total loans
Represents >6 years of Hudson
City’s annualized YTD 6/30/12 net
charge-offs

M&T	Hudson City	Pro forma Loan Composition
6/30/2012	6/30/2012	6/30/2012

Other Consumer 8%
Home Equity 10%
CRE 29%
Residential Mortgage 16%
C&I (Incl. Owner Occupied CRE) 37%

Home Equity 1%
Residential Mortgage 99%

Other Consumer 6%
Home Equity 7%
CRE 19%
Residential Mortgage 42%
C&I (Incl. Owner Occupied CRE) 26%

M&T Bank

Commercial real estate (CRE) would comprise smaller share of M&T’s pro forma loan portfolio
Acquired residential mortgage portfolio is expected to run off quickly – historical annual pay down of 20-23%
Approximately 40% of the combined company’s loan portfolio marked to fair value
Diversified and De-Risked Loan Portfolio
Source:  Regulatory Filings
Note: Owner Occupied  CRE is included in C&I segment, as the repayment source for these loans are cash flow from operations rather than the real estate.
Loan Portfolio Breakdown ($ millions)
$ % $ % $ %
Loans
CRE 17,877          29% 34                 0% 17,911          19%
C&I (Incl. Owner Occupied CRE) 23,470          37% 20                 0% 23,490          26%
Residential Mortgage 10,012          16% 27,965          99% 37,977          42%
Home Equity 6,253            10% 243               1% 6,496            7%
Other Consumer 5,239            8% 22                 0% 5,261            6%
Total 62,851             28,284             91,135
% of Portfolio Marked 11% 39%
M&T Bank  (6/30/2012)
Hudson City (6/30/2012)
Pro Forma (6/30/2012)
Transaction would mitigate Hudson City’s residential mortgage monoline focus, resulting in a more diversified loan portfolio

Low Integration Risk
Extensive prior integration experience: 23 acquisitions in last 25 years
Demonstrated success in previous thrift conversions to M&T commercial banking model (East NY, Empire,
Goldome, OnBanc, Partners Trust)
Established presence and operating experience in Hudson City’s markets
Strong M&T management team and organization already in place in Hudson City’s markets
Hudson City’s monoline residential mortgage-focused business model streamlines integration
Active involvement of Hudson City’s long-tenured management team
Hudson City’s core operating systems outsourced – minimizes systems integration complexities
M&T will leverage its extensive integration experience, which includes integration of institutions significantly more complex than Hudson City

Managing The Process

Senior Management Experience

Attention To Detail

Rapid Integration

M&T Integration Approach and Experience
Transaction Announcement
Date
Closing
Date
Conversion
Date
Allfirst 9/26/02 4/1/03 7/4/03
Citibank Branches 4/25/06 6/30/06 Simultaneous
Partners Trust 7/19/07 11/30/07 Simultaneous
Provident 12/19/08 5/23/09 Simultaneous
Wilmington 11/1/10 5/16/11 8/27/11
Integration Timeline – Recent M&T Acquisitions
Our commitment to seamless merger and integration activity is practiced and refined.  The following are staples of our approach:
For our 70 most senior people, the
Wilmington Trust merger was on
average, the 12th such deal on which
they’ve worked
13 senior M&T executives have
worked on all 23 acquisitions
undertaken in the past 25 years
Placement of
M&T’s management
in new markets
Significant commitment
on the part of thousands
of back office and front
line employees who
touch each component
of the customer
experience
M&T has
demonstrated a
consistent ability to
efficiently integrate
transactions –
simultaneous close
and conversion

New York
Pennsylvania
Virginia

New York
Virginia

M&T Bank

2008-2013 Expanding the Franchise in a shareholder friendly manner
Compact geography compatible with M&T’s hands-on management
Radius = 230 miles
2008 M&T Bank – Pre Provident  2013 Proforma – M&T & Hudson City
Radius = 203 miles

21 The M&T Bank Story

Toronto
Rochester
Syracuse
Buffalo
NEW YORK
Albany
PENNSYLVANIA
Pittsburgh
Harrisburg
New York
Philadelphia
Wilmington
Baltimore
VIRGINIA
Richmond
N
0
50
100
MILES
M&T Retail Branch
M&T Commercial Office
Footprint
Major Roadway

M&T Bank

Top 20 US-based full-service commercial
bank holding company by assets and Top
15 by market cap
Founded in 1856
$81 billion total assets
735 domestic branches and more than
2,000 ATMs
15,223 employees located in New York,
Maryland, Pennsylvania, Washington,
D.C., Virginia, West Virginia and Delaware
Over 2 million consumer/retail household
customers
208,000 commercial customers
As of 06/30/12
M&T Bank Corporate Profile

M&T:  A “Super-Community Bank”
We provide banking services in communities where we live
and work
We focus on carefully underwritten lending, based on local
knowledge
We take a prudent approach to acquisitions – we grow when
and where it makes sense
We view our long-tenured and engaged employees as key to
our success
The result is a history of above-average shareholder returns
Our approach is simple:

Westminster Community Charter School

United Way Day of Caring in Baltimore

Gettysburg Visitor Center

M&T Bank

Commitment to Our Communities
Charitable Giving
Donated more than $147 million to community-based organizations over the past 10 years
Community Investment
Earned highest possible Community Reinvestment Act rating on every exam since 1982
Volunteerism
In the first half of 2012, over 3,600 M&T employees reported volunteering their time with over 1,200 community and not-for-profit organizations, logging more than 30,000 volunteer hours
Consistent and Conservative Lending
Winner of 14 2011 Greenwich Excellence Awards for small business banking
#1 SBA lender in core Mid-Atlantic markets of Baltimore, Wilmington, Washington, DC and
Philadelphia and Upstate New York markets of Binghamton, Buffalo, Syracuse and Rochester –
ranked 6
th
nationally

#1 Small Business Administration
Lender in:
Baltimore
Binghamton
Buffalo
Philadelphia
Rochester
Syracuse
Washington, DC
Wilmington
Ranked 6
th
Nationally
Ranked 3
rd
in Eastern U.S.
#1 market share for lead bank
relationships
among middle market clients in:
(1)
Baltimore
Binghamton
Buffalo
Harrisburg
Northern Pennsylvania
Rochester
Syracuse
State of Maryland overall
State of Delaware overall
(1) Independent 3 rd party market research
(2) Reflects in-market deposits only
#1 or #2 deposit market share
in 8 of top 10 communities:
#2 in Baltimore
#1 in Binghamton
#1 in Buffalo
#2 in Harrisburg
#2 in Rochester
#1 in Syracuse
#1 Wilmington / State of Delaware
(2)
#1 in York
Strong Presence In Our Communities
We lend in the markets where we live and work to people and enterprises whom we know

M&T has been profitable in every quarter of the last 36 years – 144 consecutive quarters
Since 1983, when Chairman Robert Wilmers came to M&T, achieved compound annual growth in operating earnings per share of 17%
M&T is the only commercial bank in S&P 500 not to cut dividend and execute dilutive equity offering during the financial crisis
Over 16% annualized total return to
shareholders from 1983 through 6/30/12
22
nd
highest annual total return to
shareholders among the universe of 687 US-
based stocks that have traded continuously
since 1980
M&T’s stock has outperformed the S&P
Bank Index by 18%, 37% and 47% over the
3-, 5-, and 10-year periods ending 6/30/12
Highest stock price appreciation among
100 largest banks in 1983, of which only 23
remain today
A History of Above-Average Shareholder Returns
Our “super-community bank” model is validated through our long-term results

Barclays Global Financial Services Conference September 10, 2012

Appendix

For FY2012, expect NIM lower than FY2011’s 3.73%
• Expect growth in net interest income throughout 2012
Loan growth remains steady; usual seasonal slowdown in floor plan activity in 3Q12
Mortgage banking activity remains strong
Expect continued improvement in the non-accrual and criticized loan ratios
• Net charge-offs remain stable
Expect expenses will be well controlled through the remainder of the year.
• No further Wilmington merger-related expenses.
Outlook Consistent with Remarks on July earnings call

51.5%
60.4%
46.0%
48.0%
50.0%
52.0%
54.0%
56.0%
58.0%
60.0%
62.0%
MTB Efficiency
Ratio - 2006
Elevated Credit
Cycle Expenses
Higher FDIC
Expenses
Lower Revenue
from Reg E &
Durbin
Wilmington Trust
Impact
MTB Efficiency
Ratio - 2011
Efficiency Ratio reflects non-interest expense (excluding amortization expense associated with intangible assets, merger-related expenses and other non-recurring expenses) as a percentage of fully taxable equivalent net interest income and non-interest revenues (excluding gains from securities transactions and merger-related gains).
Estimated Drivers of M&T’s Increased Efficiency Ratio: 2006 - 2011
1.5 – 2.0%
2.5 – 3.0%
1.0 – 1.5%
2.5 – 3.0%
Drivers of Increase in Efficiency Ratio 2006 - 2011

Reconciliation of GAAP and Non-GAAP Measures
Net Income 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q12 2Q12
$'s in millions
Net income $268.2 $353.1 $456.7 $573.9 $722.5 $782.2 $839.2 $654.3 $555.9 $379.9 $736.2 $859.5 $206.5 $233.4
Intangible amortization*
56.1       99.4       32.5       47.8       46.1       34.7        38.5        40.5        40.5        39.0        35.3        37.6        10.2        9.7
Merger-related items*
16.4       4.8         -        39.2       -        -          3.0          9.1          2.2          36.5        (16.3)       (12.8)       1.7          4.3
Net operating income $340.7 $457.3 $489.2 $660.9 $768.6 $816.9 $880.7 $703.8 $598.6 $455.4 $755.2 $884.3 $218.4 $247.4
Pre-Tax, Pre-Provision
Income
Net Income for EPS
$268.2 $353.1 $456.8 $573.9 $722.5 $782.2 $839.2 $654.3 $555.1 $332.0 $675.9 $781.8 $188.2 $214.7
Preferred Div., Amort. of Pref. Stock
& Unvested Stock Awards
$0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.8 $47.9 $60.3 $77.7 $18.2 $18.7
Income Taxes
$154.1 $198.5 $219.1 $276.8 $344.0 $388.7 $392.4 $309.2 $183.9 $139.4 $356.6 $365.1 $102.0 $118.8
GAAP Pre-tax Income
$422.3 $551.6 $675.9 $850.7 $1,066.5 $1,170.9 $1,231.6 $963.5 $739.8 $519.3 $1,092.8 $1,224.6 $308.4 $352.2
Provision for credit losses 38.0 103.5 122.0 131.0 95.0 88.0 80.0 192.0 412.0 604.0 368.0 270.0 49.0 60.0
Pre-Tax, Pre-Provision Income
$460.3 $655.1 $797.9 $981.7 $1,161.5 $1,258.9 $1,311.6 $1,155.5 $1,151.8 $1,123.3 $1,460.8 $1,494.6 $357.4 $412.2
Earnings Per Share
Diluted earnings per share
$3.24 $3.58 $4.78 $4.95 $6.00 $6.73 $7.37 $5.95 $5.01 $2.89 $5.69 $6.35 $1.50 $1.71
Intangible amortization*
0.67       1.00       0.34       0.41       0.38       0.30        0.33        0.37        0.36        0.34        0.29        0.31        0.08        0.08
Merger-related items* 0.20       0.05       -        0.34       -        -          0.03        0.08        0.02        0.31        (0.14)       (0.10)       0.01        0.03
Diluted net operating
earnings per share
$4.11 $4.63 $5.12 $5.70 $6.38 $7.03 $7.73 $6.40 $5.39 $3.54 $5.84 $6.55 $1.59 $1.82
Efficiency Ratio
$'s in millions
Non-interest expenses $718.6 $980.6 $961.6 $1,448.2 $1,516.0 $1,485.1 $1,551.7 $1,627.7 $1,727.0 $1,980.6 $1,914.8 $2,478.1 $639.7 $627.4
less: intangible amortization
69.6       121.7     51.5       78.2       75.4       56.8        63.0        66.5        66.6        64.3        58.1        61.6        16.8        15.9
less: merger-related expenses
26.0       8.0         -        60.4       -        -          5.0          14.9        3.5          89.2        0.8          83.7        2.7          7.2
Non-interest operating expenses
$623.0 $850.9 $910.1 $1,309.6 $1,440.6 $1,428.3 $1,483.7 $1,546.3 $1,656.8 $1,827.2 $1,856.0 $2,332.8 $620.2 $604.3
Tax equivalent revenues
$1,189.4 $1,653.3 $1,773.6 $2,446.2 $2,694.9 $2,761.3 $2,883.1 $2,804.1 $2,900.6 $3,125.7 $3,399.6 $3,998.6 $1,003.8 $1,046.3
less: gain/(loss) on sale of securities
(3.1)       1.9         (0.6)       2.5         2.9         1.2          2.6          1.2          34.4        1.2          2.8          150.2      0.05        (0.4)
less: net OTTI losses recognized
-        -        -        -        -        (29.4)       -          (127.3)     (182.2)     (138.3)     (86.3)       (77.0)       (11.5)       (16.2)
less: merger-related gains -        -        -        -        -        -          -          -          -          29.1        27.5        64.9        -          -
Denominator for efficiency ratio
$1,192.5 $1,651.4 $1,774.2 $2,443.7 $2,692.0 $2,789.5 $2,880.5 $2,930.2 $3,048.4 $3,233.7 $3,455.6 $3,860.5 $1,015.3 $1,062.9
Net operating efficiency ratio
52.3% 51.5% 51.3% 53.6% 53.5% 51.2% 51.5% 52.8% 54.4% 56.5% 53.7% 60.4% 61.1% 56.9%
*Net of tax

Reconciliation of GAAP and Non-GAAP Measures
Average Assets 2006 2007 2008 2009 2010 2011 1Q12 2Q12
$'s in millions
Average assets 55,839 $ 58,545 $ 65,132 $ 67,472 $ 68,380 $ 73,977 $ 78,026 $ 80,087 $
Goodwill (2,908) (2,933) (3,193) (3,393) (3,525) (3,525) (3,525) (3,525)
Core deposit and other
intangible assets (191) (221) (214) (191) (153) (168) (168) (151)
Deferred taxes 38 24 30 33 29 43 48 44
Average tangible assets 52,778 $ 55,415 $ 61,755 $ 63,921 $ 64,731 $ 70,327 $ 74,381 $ 76,455 $
Average Common Equity
$'s in millions
Average common equity 6,041 $   6,247 $   6,423 $   6,616 $   7,367 $   8,207 $   8,510 $   8,668 $
Goodwill (2,908) (2,933) (3,193) (3,393) (3,525) (3,525) (3,525) (3,525)
Core deposit and other
intangible assets (191) (221) (214) (191) (153) (168) (168) (151)
Deferred taxes 38 24 30 33 29 43 48 44
Average tangible common equity 2,980 $   3,117 $   3,046 $   3,065 $   3,718 $   4,557 $   4,865 $   5,036 $

Important Additional Information
In connection with the Merger, M&T Bank Corporation (“M&T”) will file with the U.S. Securities and Exchange Commission
(the “SEC”) a Registration Statement on Form S-4 that will include a Joint Proxy Statement of M&T and Hudson City
Bancorp, Inc. (“Hudson City”) and a Prospectus of M&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION
STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES
AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS
OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson
City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading
“Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.
M&T and Hudson City and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&T and Hudson City in connection with the Merger. Information about the directors and executive officers of M&T and their ownership of M&T common stock is set forth in the proxy statement for
M&T’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March
19, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.